SMITH MICRO SOFTWARE, INC.
51 Columbia
Aliso Viejo, CA 92656

June 13, 2005

Via Facsimile and EDGAR Transmission

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4-6
Washington, D.C. 20549

Attn:	Mr. Mark P. Shuman and Ms. Sara Kalin

Re:	Smith Micro Software, Inc. – Registration Statement on Form S-3 (Commission File No. 333-123821)

Acceleration Request Requested Date: June 17, 2005 Requested Time: 5:00 p.m. Eastern Time

Ladies and Gentlemen:

     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Smith Micro Software, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Registration Statement on Form S-3 (File No. 333-123821), originally filed with the Commission on April 4, 2005, as amended to date (the “Filing”), effective at the Requested Date and Requested Time set forth above or as soon thereafter as practicable.

     Additionally, pursuant to your request, the Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•	the Registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, SMITH MICRO SOFTWARE, INC.
By:	/s/Robert W. Scheussler
Robert W. Scheussler,
Chief Financial Officer